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14030019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 54488

8-51488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hitherlane Partners, LLC formerly Condera Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 3rd Avenue, Suite 1401
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen M. Friedman	212-350-0200
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Glen M. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hitherlane Partners, LLC formerly Condera Securities, LLC**, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



JENNIFER ECCLES
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01EC6211153
Qualified in New York County
Commission Expires September 14, 2017

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

CONDERA SECURITIES, LLC

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Member
Condera Securities, LLC

We have audited the accompanying financial statements of Condera Securities, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Condera Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 12, 2014

CONDERA SECURITIES, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$ 125,053
Fees receivable	25,092
TOTAL ASSETS	$ 150,145

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses	$ 5,000
Total Liabilities	5,000
Member's Equity	145,145
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 150,145

See notes to financial statements.

CONDERA SECURITIES, LLC
Statement of Income
Year Ended December 31, 2013

Revenue	
Commissions	$ 22,887
Placement fees	75,921
Termination fees	132,000
Other revenue	415
TOTAL REVENUE	231,223
Expenses	
Clearing charges	7,951
Communications	5,881
Compensation and related costs	72,531
Occupancy and equipment	16,723
Other expenses	5,642
Professional fees	35,864
Regulatory fees	11,136
TOTAL EXPENSES	155,728
NET INCOME	$ 75,495

See notes to financial statements.

CONDERA SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2013

Balance at December 31, 2012	$ 595,650
Distributions	(526,000)
Net income	75,495
Balance at December 31, 2013	$ 145,145

See notes to financial statements.

CONDERA SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 75,495
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,209
Changes in assets and liabilities	
Decrease in fees receivable	155,355
Decrease in accounts payable	(3,292)
Decrease in accrued expenses	(11,884)
Net cash provided by operating activities	217,883
Cash flows from investing activities:	
Proceeds from sale of property and equipment	2,030
Cash flows from financing activities:	
Distributions	(526,000)
Net change in cash and cash equivalents	(306,087)
Cash and cash equivalents at beginning of year	431,140
Cash and cash equivalents at end of year	$ 125,053

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

See notes to financial statements.

CONDERA SECURITIES, LLC
Notes to Financial Statements
December 31, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Condera Securities, LLC (the "Company") was organized in November 1998, and is a Delaware limited liability company. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The majority of the Company's customers are high net worth individuals located in the State of Texas.

The sole member entered into a Sale and Purchase Agreement on August 19, 2013, which was amended on December 31, 2013, to sell 100% of the membership interests of the Company to a third party. FINRA has approved of the sale of the Company and the sale closed on January 8, 2014. See Note 7.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment was carried at cost less accumulated depreciation. Depreciation was calculated using the straight-line method over estimated useful lives of five to seven years. The Company does not own any property and equipment at December 31, 2013.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Securities transactions are recorded on a trade date basis.

The Company also generates placement fees earned from investment referrals based on various contracts it has with investment companies. Placement fees are recognized based on the terms defined in these agreements.

The Company earned termination fees from terminating two of its placement free agreements.

Income Taxes

The net income or loss of the Company flows through to its members. Accordingly, no federal income taxes are included in the accompanying financial statements.

As of December 31, 2013, open Federal tax years include the tax years ended December 31, 2010 through December 31, 2012.

The Company is also subject to various state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Company previously had an agreement with its clearing broker/dealer providing for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also required the Company to maintain a minimum of $150,000 as a deposit in an account with the clearing broker/dealer. The agreement was terminated effective August 30, 2013.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $120,053, which was $20,053 in excess of its net capital requirement of $100,000. The Company's net capital ratio was 0.04 to 1.

Note 4 - Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - Related Party Transactions

The Company had a lease and services agreement with Condera Advisors, LLC ("Advisors"), a related party, where the Company paid Advisors a monthly fee of $9,846 for various services. This agreement was terminated effective September 30, 2013 in favor of a lease and services agreement with Condera, LLC (the "Parent"), the sole member of the Company, where the Company pays the Parent a monthly fee of $1,610. The Company was charged $88,614 in service fees by Advisors and $4,830 in service fees by the Parent for the year ended December 31, 2013. Such fees are included in the related service expenses in the accompanying statement of income.

Total rent expense for the year ended December 31, 2013 was $10,520 which was all charged by Advisors and the Parent under the two agreements and is included in occupancy and related costs in the accompanying statement of income.

The LSA with the Parent was terminated on December 31, 2013.

Note 6 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include sophisticated financial institutions and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company monitors the financial condition of the financial institutions in which the accounts are maintained and has experienced no losses associated with these accounts.

Note 7 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2013, through February 12, 2014, the date which the financial statements were available to be issued.

The sale of 100% of the membership interests of the Company to a third party closed on January 8, 2014. As a result of the sale, the Company changed its name to Hitherlane Partners, LLC and relocated its offices from Houston, Texas to New York, New York.

Schedule I

CONDERA SECURITIES, LLC
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2013

Computation of Net Capital

Total member's equity qualified for net capital	$ 145,145
Deductions and/or charges	
Non-allowable assets:	
Fees receivable	25,092
Total deductions and/or charges	25,092
Net Capital	$ 120,053
Aggregate indebtedness	
Accrued expenses	5,000
Total aggregate indebtedness	$ 5,000
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 20,053
Ratio of aggregate indebtedness to net capital	0.04

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed by Condera Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Condera Securities, LLC

In planning and performing our audit of the financial statements of Condera Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 12, 2014